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                                                                     EXHIBIT 3.4

                             KINNARD INVESTMENTS, INC.

                                AMENDMENTS TO BYLAWS
                   ADOPTED AT THE ANNUAL MEETING OF SHAREHOLDERS
                                HELD ON MAY 20, 1999


     RESOLVED, that Sections 3.2 and 3.3 of the Bylaws of Kinnard Investments, Inc. be amended in their entirety to read as follows:

     3.2) Number of Directors. At each annual meeting of shareholders, the shareholders shall determine the number of directors, which shall be not less than three. Between annual meetings of shareholders, the authorized number of directors may be increased by the shareholders or by the board of directors or decreased by the shareholders. However, notwithstanding the foregoing no increase or decrease in the number of directors may be effected except according to the provisions contained in Section 3.3.

     3.3) Election of Directors and Term of Office. The directors shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as possible, of one-third of the total number of directors constituting the entire Board of Directors. At the 1999 Annual Meeting of Shareholders, Class I directors shall be elected for a one-year term, Class II directors for a two-year term and Class III directors for a three-year term. At each succeeding annual meeting of the shareholders beginning in 2000, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term. A director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor shall be elected and shall qualify, or until his or her earlier death, resignation, disqualification or removal from office. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain, as nearly as possible, an equal number of directors in each class. In the event an increase or decrease makes it impossible to maintain an equal number of directors in each class, increases shall be allocated to the class or classes with the longest remaining term, and decreases shall be allocated to the class with the shortest remaining term. Any director elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class. In no event will a decrease in the number of directors result in the elimination of an entire class of directors, cause any class to contain a number of directors two or more greater than any other class, or shorten the term of any incumbent director. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his or her predecessor.